

Mail Stop 3720

April 29, 2010

Via US Mail and Facsimile: (415) 955-8910

Chaojun Wang
Chief Executive Officer
Action Industries, Inc.
c/o Adam Guttmann
The Crone Law Group
101 Montgomery St., Suite 1950
San Francisco, CA 94104

>**Re: Action Industries, Inc.**
>**Revised Preliminary Information Statement on Schedule 14C**
>**File No. 000-52455**
>**Filed April 22, 2010**

Dear Mr. Wang:

We have limited our review of your revised preliminary information statement on Schedule 14C to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Share Exchange and Acquisition of Longhai Steel, page 15

1.   We note that certain Series A Convertible Preferred Shares issued as merger consideration were transferred to certain service providers to Kalington. Please disclose if this is how Joseph Meuse, the former CEO of Action Industries, and/or Belmont Partners received their 369 Series A Convertible Preferred Shares. If so, please provide complete disclosure of the services provided by Mr. Meuse and/or

Belmont to both parties to the share exchange as well as the benefits received as a result of those services and the consummation of the share exchange. Refer to Item 14(b)(7) of Schedule 14A.

2. Your disclosure of the reasons for engaging in the transaction on page 17 appears incomplete. Please provide more detailed disclosure about the reasons why Action Industries engaged in a reverse acquisition transaction with a Chinese operating company. This disclosure should include a discussion of the background of how the company came to such a decision and the negotiations of the transaction. Refer to Item 14(b)(4) of Schedule 14A.

*   *   *   *

As appropriate, please revise your preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Harrington, Attorney-Adviser, at 202-551-3576 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director